SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                    Developers Diversified Realty Corporation
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    251591103
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                February 24, 2003
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Stichting Pensioenfonds ABP

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a) :
                     (b) :
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e). :
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    The Kingdom of the Netherlands
--------------------------------------------------------------------------------
                        7      Sole Voting Power

                               2,890,775 shares of Common Stock
   NUMBER OF            --------------------------------------------------------
    SHARES              8      Shared Voting Power
 BENEFICIALLY
   OWNED BY                    0
    EACH                --------------------------------------------------------
  REPORTING             9      Sole Dispositive Power
   PERSON
    WITH                       2,890,775 shares of Common Stock
                        --------------------------------------------------------
                        10     Shared Dispositive Power

                               0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,890,775 shares of Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions). :

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   4.34%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          EP

--------------------------------------------------------------------------------



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

Item 1.   Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock") of Developers Diversified Realty Corporation, an Ohio corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122.

Item 2.   Identity and Background

                  The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:


                         PRINCIPAL                                BUSINESS
      NAME               OCCUPATION           CITIZENSHIP         ADDRESS
      ----               ----------           -----------         -------
L.C. Brinkman        Independent
                     Chairman of the        The Netherlands     Oude Lindestraat
                     Governing Board                            70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
E.L. Snoejj          First Vice Chairman    The Netherlands     Oude Lindestraat
                     of the Governing                           70 6411 EJ
                     Board                                      Heerlen
                                                                The Netherlands
B.H.J.J. Volkers     Secretary of the       The Netherlands     Oude Lindestraat
                     Governing Board                            70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.W.E. Neervens      Chairman of the        The Netherlands     Oude Lindestraat
                     Board of Directors                         70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.M.G. Frijns        Member of the Board    The Netherlands     Oude Lindestraat
                     of Directors / Chief                       70 6411 EJ
                     Investment Officer                         Heerlen
                                                                The Netherlands
J.F. Maassen         Member of the Board    The Netherlands     Oude Lindestraat
                     of Directors                               70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
A.H. Berendsen       Managing Director      The Netherlands     Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands


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

                         PRINCIPAL                                BUSINESS
      NAME               OCCUPATION           CITIZENSHIP         ADDRESS
      ----               ----------           -----------         -------
J. Mensonides        Managing Director      The Netherlands     Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J. Straatman         Managing Director      The Netherlands     Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands

                  To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

                  The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a


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

class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

                  (a) The Fund is the sole beneficial owner of 2,890,775 shares of Common Stock representing 4.34% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding as of November 15, 2002 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

                  (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 2,890,775 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

                  (c) On January 7, 2003 the Fund purchased 1,000,000 shares of Common Stock at a price of $21.75. On January 29, 2003 the Fund purchased 12,000 shares of Common Stock at a price of $21.82. On February 4, 2003 the Fund sold 75,000 shares of Common Stock at a price of $22.50. On February 5, 2003 the Fund sold 600,000 shares of Common Stock at a price of $22.50. On February 6, 2003 the Fund sold 600,000 shares of Common Stock at a price of $22.50. On February 7, 2003 the Fund sold 54,500 shares of Common Stock at a price of $22.75. On February 21, 2003 the Fund sold 24,100 shares of Common Stock at a price of $23.14. On February 24, 2003 the Fund sold 225,900 shares of Common Stock at a price of $22.98.

                  Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

                  Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

                  Not applicable.



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

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2003

                                              STICHTING PENSIOENFONDS ABP


                                              By: /s/ J.C. van Roekel
                                                  ------------------------------
                                                  J.C. van Roekel
                                                  Authorized Signatory



                                              By: /s/ R.M.M.J. Bauer
                                                  ------------------------------
                                                  R.M.M.J. Bauer
                                                  Authorized Signatory




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